UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

NCI Building Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
628852204
(CUSIP Number)
Clayton, Dubilier & Rice Fund VIII, L.P.
c/o Clayton, Dubilier & Rice, LLC
Attention: Theresa A. Gore
375 Park Ave, New York NY 10152
(212) 407-5227

Copy to:

Steven J. Slutzky
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK I0046 DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,771,187 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

45,771,187 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,771,187 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1)	Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 285,978.9962 shares of a class of convertible preferred stock, par value $1.00 per share, of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”), designated the Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock,” and shares thereof, the “Preferred Shares”). Each Preferred Share is entitled to vote with holders of shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). Fund VIII’s voting percentage is 69.5%, calculated using a fraction, the numerator of which is 45,771,187 (representing (i) 285,978.9962 Preferred Shares held by Fund VIII, voted on an as-converted basis, and (ii) $5,766,548.54 of dividend accrued for the period between October 21, 2010 and December 29, 2010 (such cash dividend, the “Fund VIII Cash Dividend” and such period, the “Cash Dividend Period”), voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split (defined below)), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend (defined below) and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

On February 19, 2010, at a meeting duly called by the Issuer, the shareholders of the Issuer approved a reverse stock split of the Common Stock (the “Reverse Stock Split”). On the same date, the Board of Directors of the Issuer (the “Board”) approved a ratio for the Reverse Stock Split of 1-for-5. The Reverse Stock Split became effective on March 5, 2010.

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 285,978.9962 Preferred Shares held by Fund VIII and (ii) the Fund VIII Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 249,651 Preferred Shares were issued to Fund VIII in a private offering (the “Investment”) pursuant to an Investment Agreement, dated August 14, 2009, as amended (the “Investment Agreement”), which closed on October 20, 2009. Effective January 4, 2010, Fund VIII transferred 282 shares of Preferred Stock, equivalent to 44,243 shares of Common Stock on an as-converted basis and after giving effect to the Reverse Stock Split, to CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”). 6,346.1178 shares of Preferred Stock convertible into 995,626 shares of Common Stock have accrued to Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations, Preferences and Rights of the Preferred Stock (the “Certificate of Designations”) for the period from December 30, 2009 to March 15, 2010. 7,951.9087 shares of Preferred Stock convertible into 1,247,554 shares of Common Stock that represent (i) the dividend accrual to Fund VIII as a holder of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2010 to June 15, 2010 and (ii) a 3% increase in the dividend rate for the period from March 15, 2010 to March 17, 2010 (date on which the dividend for the period ending March 15, 2010 was paid) have accrued to Fund VIII pursuant to the Certificate of Designations. 8,149.4437 shares of Preferred Stock convertible into 1,278,545 shares of Common Stock have accrued to Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from June 16, 2010 to September 15, 2010. For the periods between (i) September 16, 2010 to December 15, 2010 and (ii) December 16, 2010 to March 15, 2011, the Company paid the dividends in cash. 8,395.9366 shares of Preferred Stock convertible into 1,317,216.28 shares of Common Stock have accrued to Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designation for the period from March 16, 2011 to June 15, 2011. 5,766.5894 shares of Preferred Stock convertible into 904,705 shares of Common Stock have accrued to Fund VIII as dividends payable to holders of Preferred Stock for the period from June 16, 2011 to September 15, 2011 pursuant to the Certificate of Designation as modified by a Mutual Waiver and Consent entered into by Fund VIII, F&F VIII and the Company, dated as of September 6, 2011 (the “Mutual Waiver and Consent”), which provides, among other things, for the consent of Fund VIII and F&F VIII to the payment of the dividend in shares of Preferred Stock at the rate of 8% per annum rather than 12% per annum solely for the period from June 16, 2011 to September 15, 2011.

Fund VIII Cash Dividend. $5,766,548.54 has accrued to Fund VIII as cash dividends payable to Fund VIII pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Fund VIII Cash Dividend is paid in cash, such dividend will be convertible into 904,699 shares of Common Stock. The Company has not yet paid the Fund VIII Cash Dividend.

(3)	This percentage is calculated using a fraction, the numerator of which is 45,771,187 (representing (i) 285,978.9962 Preferred Shares held by Fund VIII, voted on an as-converted basis, and (ii) the Fund VIII Cash Dividend, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		114,572 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

114,572 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,572 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	F&F Fund VIII holds 722.2203 shares of Preferred Stock of the Issuer. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). F&F Fund VIII’s voting percentage is 0.2%, calculated using a fraction, the numerator of which is 114,572 (representing (i) 722.2203 Preferred Shares held by F&F Fund VIII, voted on an as-converted basis, and (ii) $8,061.46 of dividend accrued for the Cash Dividend Period (the “F&F Fund VIII Cash Dividend” and together with the Fund VIII Cash Dividend, the “Total Cash Dividend”), voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 722.2203 Preferred Shares held by F&F Fund VIII and (ii) the F&F Fund VIII Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 349 Preferred Shares were issued to F&F Fund VIII pursuant to the Investment Agreement. Effective January 4, 2010, Fund VIII transferred 282 shares of Preferred Stock, equivalent to 44,243 shares of Common Stock on an as-converted basis and after giving effect to the Reverse Stock Split, to F&F Fund VIII. 15.46377 shares of Preferred Stock convertible into 2,426 shares of Common Stock have accrued to F&F Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010. 19.9051 shares of Preferred Stock convertible into 3,123 shares of Common Stock that represent (i) the dividend accrual to F&F Fund VIII as a holder of Preferred Stock pursuant to the Certificate of Designations for the period from March 15, 2010 to June 15, 2010 and (ii) a 3% increase in the dividend rate for the period from March 15, 2010 to March 17, 2010 (date on which the dividend for the period ending March 15, 2010 was paid) have accrued to F&F Fund VIII pursuant to the Certificate of Designations. 20.4001 shares of Preferred Stock convertible into 3,201 shares of Common Stock have accrued to F&F Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from June 16, 2010 to September 15, 2010. For the periods between (i) September 16, 2010 to December 15, 2010 and (ii) December 16, 2010 to March 15, 2011, the Company paid the dividends in cash. 21.0165 shares of Preferred Stock convertible into 3,297 shares of Common Stock have accrued to F&F Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2011 to June 16, 2011. 14.4348 shares of Preferred Stock convertible into 2,265 shares of Common Stock have accrued to F&F Fund VIII as dividends payable to holders of Preferred Stock for the period from June 16, 2011 to September 15, 2011 pursuant to the Certificate of Designation as modified by the Mutual Waiver and Consent, which provides, among other things, for the consent of Fund VIII and F&F VIII to the payment of the dividend in shares of Preferred Stock at the rate of 8% per annum rather than 12% per annum solely for the period from June 16, 2011 to September 15, 2011.

F&F Fund VIII Cash Dividend. $8,061.46 has accrued to F&F Fund VIII as cash dividends payable to F&F Fund VIII pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such F&F Fund VIII Cash Dividend is paid in cash, such dividend will be convertible into 1,264 shares of Common Stock. The Company has not yet paid the F&F Fund VIII Cash Dividend.

(3)	This percentage is calculated using a fraction, the numerator of which is 114,572 (representing (i) 722.2203 Preferred Shares held by F&F Fund VIII, voted on an as-converted basis, and (ii) the F&F Fund VIII Cash Dividend, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,885,759 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

45,885,759 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,885,759 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 286,701.2165 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 69.7%, calculated using a fraction, the numerator of which is 45,885,759 (representing (i) 286,701.2165 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 286,701.2165 Preferred Shares held by the CD&R Funds and (ii) the Total Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 250,000 Preferred Shares were issued to the CD&R Funds pursuant to the Investment Agreement. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010. 7,971.8138 shares of Preferred Stock convertible into 1,250,677 shares of Common Stock that represent (i) the dividend accrual to the CD&R Funds as holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2010 to June 15, 2010, and (ii) a 3% increase in the dividend rate for the period from March 15, 2010 to March 17, 2010 (date on which the dividend for the period ending March 15, 2010 was paid) have accrued to the CD&R Funds pursuant to the Certificate of Designations. 8,169.8438 shares of Preferred Stock convertible into 1,281,746 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from June 16, 2010 to September 15, 2010. For the periods between (i) September 16, 2010 to December 15, 2010 and (ii) December 16, 2010 to March 15, 2011, the Company paid the dividends in cash. 8416.9531 shares of Preferred Stock convertible into 1,320,514 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2011 to June 16, 2011. 5,781.0242 shares of Preferred Stock convertible into 906,970 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from June 16, 2011 to September 15, 2011 pursuant to the Certificate of Designation as modified by the Mutual Waiver and Consent, which provides, among other things for the consent of Fund VIII and F&F VIII to the payment of the dividend in shares of Preferred Stock at the rate of 8% per annum rather than 12% per annum solely for the period from June 16, 2011 to September 15, 2011.

Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock. The Company has not yet paid the Total Cash Dividend.

(3)	This percentage is calculated using a fraction, the numerator of which is 45,885,759 (representing (i) 286,701.2165 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,885,759 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

45,885,759 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,885,759 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 286,701.2165 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 69.7% calculated using a fraction, the numerator of which is 45,885,759 (representing (i) 286,701.2165 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 286,701.2165 Preferred Shares held by the CD&R Funds and (ii) the Total Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 250,000 Preferred Shares were issued to the CD&R Funds pursuant to the Investment Agreement. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010. 7,971.8138 shares of Preferred Stock convertible into 1,250,677 shares of Common Stock that represent (i) the dividend accrual to the CD&R Funds as holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2010 to June 15, 2010 and (ii) a 3% increase in the dividend rate for the period from March 15, 2010 to March 17, 2010 (date on which the dividend for the period ending March 15, 2010 was paid) have accrued to the CD&R Funds pursuant to the Certificate of Designations. 8,169.8438 shares of Preferred Stock convertible into 1,281,746 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from June 16, 2010 to September 15, 2010. For the periods between (i) September 16, 2010 to December 15, 2010 and (ii) December 16, 2010 to March 15, 2011, the Company paid the dividends in cash. 8416.9531 shares of Preferred Stock convertible into 1,320,514 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2011 to June 16, 2011. 5,781.0242 shares of Preferred Stock convertible into 906,970 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from June 16, 2011 to September 15, 2011 pursuant to the Certificate of Designation as modified by the Mutual Waiver and Consent, which provides, among other things for the consent of Fund VIII and F&F VIII to the payment of the dividend in shares of Preferred Stock at the rate of 8% per annum rather than 12% per annum solely for the period from June 16, 2011 to September 15, 2011.

Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock. The Company has not yet paid the Total Cash Dividend.

(3)	This percentage is calculated using a fraction, the numerator of which is 45,885,759 (representing (i) 286,701.2165 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,885,759 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

45,885,759 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,885,759 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1)	CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 286,701.2165 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 69.7%, calculated using a fraction, the numerator of which is 45,885,759 (representing (i) 286,701.2165 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,925,163, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 286,701.2165 Preferred Shares held by the CD&R Funds and (ii) the Total Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 250,000 Preferred Shares were issued to the CD&R Funds pursuant to the Investment Agreement. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010. 7,971.8138 shares of Preferred Stock convertible into 1,250,677 shares of Common Stock that represent (i) the dividend accrual to the CD&R Funds as holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2010 to June 15, 2010 and (ii) a 3% increase in the dividend rate for the period from March 15, 2010 to March 17, 2010 (date on which the dividend for the period ending March 15, 2010 was paid) have accrued to the CD&R Funds pursuant to the Certificate of Designations. 8,169.8438 shares of Preferred Stock convertible into 1,281,746 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from June 16, 2010 to September 15, 2010. For the periods between (i) September 16, 2010 to December 15, 2010 and (ii) December 16, 2010 to March 15, 2011, the Company paid the dividends in cash. 8416.9531 shares of Preferred Stock convertible into 1,320,514 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2011 to June 16, 2011. 5,781.0242 shares of Preferred Stock convertible into 906,970 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from June 16, 2011 to September 15, 2011 pursuant to the Certificate of Designation as modified by the Mutual Waiver and Consent, which provides, among other things for the consent of Fund VIII and F&F VIII to the payment of the dividend in shares of Preferred Stock at the rate of 8% per annum rather than 12% per annum solely for the period from June 16, 2011 to September 15, 2011.

Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock. The Company has not yet paid the Total Cash Dividend.

(3)	This percentage is calculated using a fraction, the numerator of which is 45,885,759 (representing (i) 286,701.2165 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 65,869,833 (calculated by adding the number of outstanding shares of Common Stock as of September 15, 2011, which is 19,974,074, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 45,885,759).

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by adding the following:
“In accordance with the terms of the Certificate of Designations, since the date of issuance of the Preferred Stock, the Preferred Shares have accrued the following dividends:

Preferred Shares. (i)	6,361.5815 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from December 30, 2009 to March 15, 2010. Such dividend was declared by the Board and paid to the CD&R Funds on March 17, 2010.

(ii)	7,971.8138 shares of Preferred Stock convertible into 1,250,677 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from March 16, 2010 to June 15, 2010. Such dividend was declared by the Board and paid to the CD&R Funds on June 15, 2010.

(iii)	8,169.8438 shares of Preferred Stock convertible into 1,281,746 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from June 16, 2010 to September 15, 2010. Such dividend was declared by the Board and paid to the CD&R Funds on September 15, 2010.

(iv)	8416.9531 shares of Preferred Stock convertible into 1,320,514 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from March 16, 2011 to June 16, 2011. Such dividend was declared by the Board and paid to the CD&R Funds on June 15, 2011.

(v)	5,781.0242 shares of Preferred Stock convertible into 906,970 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from June 16, 2011 to September 15, 2011 pursuant to the Certificate of Designation as modified by the Mutual Waiver and Consent entered into by Fund VIII, F&F Fund VIII and the Company as of September 6, 2011, which provides, among other things for the consent of Fund VIII and F&F VIII to the payment of the dividend in shares of Preferred Stock at the rate of 8% per annum rather than 12% per annum solely for the period from June 16, 2011 to September 15, 2011.
Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds for the Cash Dividend Period. Until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock.”
Item 5. Interest in the Securities of the Issuer
(a)
Items 5(a)(i) and (ii) are hereby amended in their entirety to read as follows:
"(i) Fund VIII is the beneficial owner of 45,771,187 shares of Common Stock, which it has the right to vote with holders of Common Stock on an as-converted basis pursuant to the Certificate of Designations, without taking into account any limitations on convertibility due to the number of authorized shares available for issuance that may then be applicable. At the initial conversion price of $1.2748 (or $6.3740 after giving effect to the Reverse Stock Split), Fund VIII’s voting interest is approximately 69.5% of the voting power of the Company.
(ii) F&F Fund VIII is the beneficial owner of 114,572 shares of Common Stock, which it has the right to vote with holders of Common Stock on an as-converted basis pursuant to the Certificate of Designations, without taking into account any limitations on convertibility due to the number of authorized shares available for issuance that may then be applicable. At the initial conversion price of $1.2748 (or $6.3740 after giving effect to the Reverse Stock Split), F&F Fund VIII’s voting interest is approximately 0.2% of the voting power of the Company.”
Item 7. Material to be filed as exhibits.
Item 7 is hereby amended and supplemented by adding the following:

Exhibit
Number	Description of Exhibit
1.	Joint Filing Agreement, dated as of September 16, 2011 by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date September 16, 2010

CLAYTON, DUBILIER & RICE FUND VIII, L.P.
By:	CD&R Associates VIII, Ltd.,
its general partner

/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.
By:	CD&R Associates VIII, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.
By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.
By:	CD&R Investment Associates VIII,
Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.
By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary